                                                         File No. 70-9089

CERTIFICATE OF NOTIFICATION

(Rule 24)

to the

SECURITIES AND EXCHANGE COMMISSION

by

GRANITE STATE ELECTRIC COMPANY (Granite)
MASSACHUSETTS ELECTRIC COMPANY (Mass Electric)
NANTUCKET ELECTRIC COMPANY (NEC)
THE NARRAGANSETT ELECTRIC COMPANY (Narragansett)
NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION (NEET)
NEW ENGLAND ENERGY INCORPORATED (NEEI)
NEW ENGLAND HYDRO-TRANSMISSION ELECTRIC COMPANY, INC.(Mass Hydro)
NEW ENGLAND HYDRO-TRANSMISSION CORPORATION (NH Hydro)
NEW ENGLAND POWER COMPANY (NEP)
NATIONAL GRID USA SERVICE COMPANY, INC. (NGUSA)
NATIONAL GRID USA

    It is hereby certified that, other than as set forth below, the transactions detailed below, which were covered by the Statement on Form U-1 as amended and the Orders of the Securities and Exchange Commission dated October 29, 1997 and June 2, 1998 with respect thereto, have been carried out in accordance with the terms and conditions of and for the purposes represented in said Statement and Orders of the Commission.

    During the quarter ended June 30, 2000, Borrowing Companies made new money borrowings as indicated in Exhibit A-1 hereto, the proceeds of which were used to pay then outstanding notes initially issued to banks and/or dealers in commercial paper and/or borrowings from the Money Pool, to provide new money for capitalizable expenditures and/or to reimburse the treasury therefor, and for other corporate purposes relating to ordinary business operations, including working capital and the financing of construction and property acquisitions. The maximum concurrent amount of short-term borrowings outstanding during the quarter and the amount outstanding at the end of the quarter is shown in Exhibit A-1.

    No funds borrowed were paid by a subsidiary company to National Grid USA through dividends for the purpose of National Grid USA acquiring an interest in an exempt wholesale generator or in a foreign utility company.

                            SIGNATURES

   Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each undersigned company has duly caused this Certificate of Notification, Commission's File No. 70-9089 to be signed on its behalf by the undersigned officers thereunto duly authorized.

     NATIONAL GRID USA
     NATIONAL GRID USA SERVICE COMPANY, INC.
     NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION
     NEW ENGLAND ENERGY INCORPORATED
     NEW ENGLAND HYDRO-TRANSMISSION CORPORATION
     NEW ENGLAND HYDRO-TRANSMISSION ELECTRIC COMPANY, INC.
     NEW ENGLAND POWER COMPANY



          s/ John G. Cochrane
     By ______________________________
          John G. Cochrane
          Treasurer




     GRANITE STATE ELECTRIC COMPANY
     MASSACHUSETTS ELECTRIC COMPANY
     NANTUCKET ELECTRIC COMPANY
     THE NARRAGANSETT ELECTRIC COMPANY


          s/ Nancy B. Kellogg
     By
          Nancy B. Kellogg
          Assistant Treasurer




Date:  August 14, 2000